Confidential Treatment Requested by Regado Biosciences, Inc.
John D. Hogoboom
Partner
65 Livingston Avenue Roseland, NJ 07068
T 973 597 2382
F 973 597 2383 jhogoboom@lowenstein.com

May 17, 2013

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Regado Biosciences, Inc.

120 Mountain View Boulevard

Basking Ridge, NJ 07920

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE

VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN

REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION

THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS

LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE

OMITTED PORTIONS ARE BRACKETED IN THIS LETTER FOR EASE OF

IDENTIFICATION.

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 4720 100 F Street N.E. Washington, D.C. 20549 Attention: Austin Stephenson

Re:	Regado Biosciences, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on May 17, 2013

File No. 333-188209

CONFIDENTIAL Securities and Exchange Commission Page 2	May 17, 2013

Dear Mr. Stephenson:

This letter is being supplementally furnished on behalf of Regado Biosciences, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-188209) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2013. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of stock compensation and certain other matters, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters, the Company currently estimates a price range of $[***] to $[***] per share for the initial public offering of the Company’s Common Stock, $0.001 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”). This per share price range does not reflect or give effect to a reverse split of the Company’s common stock, which is expected to be effected prior to the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above. In addition, once the price range has been set, the Company expects to update its disclosure on pages 50 and 53 of the Registration Statement as set forth in Exhibit A to present the intrinsic value of outstanding vested and unvested options as of the March 31, 2013 balance sheet based on the mid-point of the proposed price range and its discussion of its common stock valuation.

As disclosed in the Registration Statement, the investors in the Series E financing entered into binding commitments to purchase Series E Preferred Stock in December 2012 at a price of $0.72 per share. As also disclosed in the Registration Statement, the Company determined that the per share value of its common stock was $0.59. The Company has advised us that because the investors entered into binding commitments to purchase the Series E Preferred Stock in December 31, 2012, the Company is not required to record any beneficial conversion feature in connection with the sale of the Series E Preferred Stock.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including a price range of no more than $2.00.

Regado Biosciences, Inc. respectfully requests that the information contained in the paragraph above and in Exhibit A be treated as confidential information and that

CONFIDENTIAL Securities and Exchange Commission Page 3	May 17, 2013

the Commission provide timely notice to David J. Mazzo, Ph.D., President and Chief Executive Officer, Regado Biosciences, Inc., 120 Mountain View Boulevard, Basking Ridge, NJ 07920, before it permits any disclosure of the bracketed information in Request #1.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

If you should have any questions concerning the enclosed matters, please contact the undersigned at 973-597-2382.

Very truly yours,

John D. Hogoboom

cc:	David J. Mazzo, Ph.D., President and Chief Executive Officer, Regado Biosciences, Inc.

Edward A. King, Esq., Goodwin Procter LLP

Confidential Treatment Requested

by Regado Biosciences, Inc.

Exhibit A

The intrinsic value of our outstanding vested and unvested option grants as of March 31, 2013, assuming an initial public offering price of $[***] per share, the midpoint of the range set forth on the cover page of this preliminary prospectus, and taking into account the applicable exercise price of such options, is set forth in the following table:

Exercise Price	Options Outstanding	Options Exercisable	Intrinsic Value per Share(1)			Intrinsic Value (Vested)			Intrinsic Value (Unvested)
$0.10	1,231,964	1,231,964	$	[***	]	$	[***	]		—
$0.12	5,000	5,000	$	[***	]	$	[***	]		—
$0.20	695,000	695,000	$	[***	]	$	[***	]		—
$0.23	3,837,109	1,753,671	$	[***	]	$	[***	]	$	[***	]
$0.27	9,014,409	7,366,461	$	[***	]	$	[***	]	$	[***	]
$0.58	10,000	10,000	$	[***	]	$	[***	]		—
$0.65	2,012,000	2,012,000	$	[***	]	$	[***	]		—
$0.70	2,321,000	2,301,520	$	[***	]	$	[***	]	$	[***	]
$0.75	4,978,156	4,978,156	$	[***	]	$	[***	]		—

(1)	Intrinsic value per share is calculated by subtracting the applicable exercise price from the assumed initial public offering price of $[***] per share, the midpoint of the range set forth on the cover page of this preliminary prospectus.

Confidential Treatment Requested

by Regado Biosciences, Inc.

Events Occurring Following December 31, 2012

In February 2013, we met with the FDA to discuss the proposed protocol and other aspects of our REGULATE-PCI trial. Because of the extent of these discussions, and based on the FDA’s view that we would obtain no additional benefit from pursuing a Special Protocol Assessment, or SPA, for the trial, we determined not to seek an SPA from the FDA for the REGULATE-PCI trial.

In March 2013, we made our initial confidential submission of the registration statement of which this prospectus is a part with the Securities and Exchange Commission, or the Commission.

In May 2013, the pricing committee of our board of directors determined the price range as set forth on the cover page of this preliminary prospectus. As is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value of our common stock, but was determined based in part on negotiations between us and our underwriters. Among the factors that were considered in setting the price range were: the positive results of our meeting with the FDA in February 2013 regarding the REGULATE-PCI trial; the progress we have made preparing for the commencement of our REGULATE-PCI trial; the general conditions of the securities markets and the recent trading prices of, , pre-commercial biotechnology companies such as our company; and consideration of the valuation ranges seen in recent IPOs for pre-commercial biotechnology companies. Compared to our most recent valuation conducted as of December 31, 2012, the price range included on the cover page of this preliminary prospectus assumes that the IPO has occurred and a public market for our common stock has been created, and therefore the price range excludes any marketability or illiquidity discount, and attributes no weighting to any other outcome for our company.